Protective Life & Annuity Insurance Company	Exhibit 30(d)(ii) Home Office: 2801 Highway 280 South Birmingham, Alabama 35223 1-800-866-9933
State of Domicile – Alabama A Stock Company www.protective.com	Administrative Office: P.O. Box 292 Birmingham, AL 35201-0292 1-888-353-2654

Term Life Insurance Rider

This Term Life Insurance Rider (“Rider”) is issued by Protective Life and Annuity Insurance Company (the “Company”) and is supplemental to the Policy to which it is attached. References in the Policy include this Rider where applicable. All Policy provisions not expressly modified by this Rider remain in full force and effect. Capitalized terms that are not defined in this Rider are defined or otherwise described in the Policy.

This Rider provides term life insurance on the life of the Insured. The Insured is the person insured under the Policy. The Total Face Amount, as selected by the Owner, will be the sum of the Base Policy Face Amount and the Term Life Insurance Rider Face Amount.  The Owner selects the Total Face Amount and the applicable percentage of Term Life Insurance Rider Face Amount which ranges from 10% to 90% of the Total Face Amount. While this Rider is in force, the Death Benefit for the Term Life Insurance Rider is included in the Death Benefit as described in the Policy. Coverage is automatically annually renewable to the Insured’s attained age 121. The amount of Death Benefit provided under this Rider may vary on a monthly basis as described below. The Company will pay the Term Life Insurance Rider's Death Benefit (“Rider Death Benefit”) to the Beneficiary when the Company receives proof of the death of the Insured and that the death occurred while this Rider was in force. This Rider does not have a Cash Value or loan value. No dividends are payable, and this Rider is non-participating. There is no right of conversion.

All Policy provisions not expressly modified by this Rider are as described in the Policy and this Rider is subject to the terms and conditions contained therein.

DEFINITIONS

Term Life Insurance Rider Face Amount: The Term Life Insurance Rider Face Amount is as shown on the Policy Schedule and as described in this Rider.

DEATH BENEFIT PROVISIONS

Rider Death Benefit: The effect of the Rider Death Benefit on the Policy Death Benefit will be based on the Death Benefit option that applies under the Policy on the Insured’s date of death.

Option 1:  Level Death
The Rider Death Benefit will be:

  the greater of:
    the Total Face Amount shown on the Policy Schedule, less any partial withdrawals; or
    the Cash Value on the Insured’s date of death multiplied by the applicable Factor shown in the Table on the Policy Schedule and based on the age of the Insured on date of death.
    the Base Policy Face Amount shown on the Policy Schedule; or
    the Policy Value Account of the Policy.
  less the greater of:

  Option 2:  Coverage Plus
  The Rider Death Benefit will be:
  the greater of:
    the Total Face Amount shown on the Policy Schedule, plus the Policy Value Account on the Insured’s date of death; or
    the Cash Value on the Insured’s date of death multiplied by the applicable Factor shown in the Table on the Policy Schedule based on the age of the Insured at date of death.
    less
    the Base Policy Face Amount shown on the Policy Schedule; plus the Policy Value Account of the Policy.

  Coverage Effective: Coverage under this Rider will take effect on the Policy Date shown on the Policy Schedule.

  Change of Death Benefit Option: If the Total Face Amount is changed based on the Request of the Owner to change the Death Benefit Option, then the Base Policy Face Amount and the Term Life Insurance Rider Face Amount will be changed proportionally to the change in the Total Face Amount.

  Change of Term Life Insurance Rider Face Amount: By Request, the Owner may at any time increase or decrease the Term Life Insurance Rider Face Amount subject to the Company's approval. The minimum amounts allowed for an increase or a decrease to the Total Face Amount are as shown on the Policy Schedule.

  For a decrease in the Term Life Insurance Rider Face Amount:
  The Company must receive a Request;
  The decrease will become effective on the Monthly Anniversary following receipt of the Request;
  The Term Life Insurance Rider Face Amount may not be decreased below 10% of the Total Face Amount;
  The decrease will apply first to the most recent increase or increases in Total Face Amount for purposes of incontestability as described in the” Incontestability” provision; and
  The Total Face Amount may not be decreased below the amount shown on the Policy Schedule unless prior approval is obtained from the Company.

  For an increase in Term Life Insurance Rider Face Amount:
  The Company must receive a Request;
  The increase will be subject to Evidence of Insurability satisfactory to the Company;
  The Term Life Insurance Rider Face Amount may not exceed 90% of the Total Face Amount; and
  The increase will be effective on the Monthly Anniversary following the approval of the Request for an increase and is subject to the deduction of the first month's cost of insurance for the Rider from the Policy Value Account. Please refer to the “Cost of Insurance” provision in the Policy and this Rider.

  FEES AND CHARGES

  This Rider is subject to the terms and conditions contained in the “Fees and Charges” provision in the Policy, where applicable. The calculation of the fees and charges described below are modified if this Rider is elected as follows:

  Cost of Insurance:  While this Rider is in force, the Death Benefit described in the Policy includes the Rider Death Benefit. The cost of insurance for the Policy and this Rider is calculated as follows and there is no additional cost of insurance charge for this Rider.
    The Death Benefit divided by the death benefit interest rate factor as shown on the Policy Schedule, less the Policy Value Account on each Monthly Anniversary, multiplied by the current monthly risk rate for the Insured’s Attained Age; plus
    The monthly administration charge.

  If there has been an increase or decrease in the Death Benefit during the Policy Year, the cost of insurance calculation will be adjusted accordingly to reflect the change.

  Expense Charge:  While this Rider is in force, a reduction of the current expense charge assessed will be made in proportion to the applicable percentage of the Term Life Insurance Rider Face Amount which is equal to the Term Life Insurance Rider Face Amount divided by the Total Face Amount. The expense charge assessed will not exceed the maximum expense charge shown on the Policy Schedule. The Return of Expense Charge Benefit as described in the “Return of Expense Charge Benefit” provision in the Policy will be calculated for the current expense charge as assessed, as described above, when this Rider is elected. The Return of Expense Charge Schedule is shown on the Policy Schedule.

  Mortality and Expense Charges:  While this Rider is in force, a reduction of the current mortality and expense charges assessed will be based on the applicable percentage of the Term Life Insurance Rider Face Amount which is equal to the Term Life Insurance Rider Face Amount divided by the Total Face Amount.  The mortality and expense charges assessed per year will not exceed the maximum annual mortality and expense charge shown on the Policy Schedule.

  GENERAL PROVISIONS

   Policy and Rider Modification: Upon notice to the Owner, the Company may modify the Policy and/or this Rider if such modification (1) is necessary to make the Policy, Rider, or the Variable Account, where applicable, comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (2) is necessary to assure continued qualification of the Policy and Rider under the Code or other federal or state laws as a life insurance policy; (3) is necessary to reflect a change in the operation of the Variable Account or of a Sub-Account; or (4) adds, deletes or otherwise changes the Variable Account or the available Sub-Accounts. The Company also reserves the right to modify certain provisions of the Policy and/or this Rider, as applicable, as stated in those provisions. In the event of any such modification, the Company may make appropriate amendments to the Policy and/or Rider to reflect such modification. Prior approval of the New York Department of Financial Services must be obtained before any modifications will be effective.

  Incontestability: Except for nonpayment of Premiums, this Rider will not be contested after it has been in force during the Insured's lifetime for 2 years from the Issue Date. If this Rider is reinstated, it will not be contested after it has been in force during the Insured’s lifetime for 2 years following the date of reinstatement. If the Term Life Insurance Rider’s Face Amount is increased, the amount of the increase will in like manner be incontestable after it has been in force during the Insured’s lifetime for 2 years from the effective date of the increase.

  The validity of this Rider will only be contested on the basis of a material misrepresentation.

  Suicide Exclusion: If the Insured commits suicide within 2 years from the Issue Date, then the proceeds payable under the Policy and this Rider will be limited to an amount equal to all Premiums paid on the Policy and this Rider, less outstanding Policy loans and accrued loan interest and partial withdrawals. Payment will be made to the Beneficiary.

  If the Total Face Amount is increased and the Insured commits suicide within 2 years from the effective date of any increase, then the Company will refund the cost of insurance paid for the amount of increase. The Total Face Amount of the Policy and this Rider will be reduced to the Total Face Amount that was in effect prior to the increase.

  The Company reserves the right to request and obtain evidence as to the manner and/or cause of the Insured’s death where not prohibited by law. Such request:
  a) will be reasonable;
  b) will clearly set forth the reasons why an autopsy is warranted; and
  c) the autopsy will be at the Company’s expense.

  Currency: All amounts to be paid to or by the Company will be in the currency of the United States of America.

  Misstatement of Age and/or Sex: If the Insured's age and/or sex on the Policy Date has been misstated and the misstatement is discovered on or after the death of the Insured, then the benefits payable under this Rider will be the amount of insurance that the cost of insurance would have purchased for the correct age and/or sex on the Policy Date. The applicable factor used in determining the Death Benefit shall be the factor required by Section 7702 of the Code reflecting the Insured’s correct age and/or sex. If the Insured is alive at the time the misstatement of age and/or sex is discovered, then we will adjust the Policy Value Account and other benefits under the Policy as of the Policy Date based on the correct age and/or sex. Future monthly deductions from the Policy Value Account will be based upon the correct age and/or sex.

  Grace Period: The Monthly Anniversary is the due date for any Premium required to keep the Policy and this Rider in force for that month. Except for the first Premium, if the amount in the Policy Value Account, less any Policy loan and accrued loan interest, on the last day of a Policy Month is not sufficient to cover the monthly deduction for the cost of insurance for the next Policy Month, a grace period of 61 days from the due date will be allowed for the payment of an amount sufficient to cover the monthly cost of insurance for the next 3 months. Please refer to the “Fees and Costs” provision of the Policy for details of the monthly deductions and cost of insurance. Coverage will remain in force during the grace period. If the Premium due is not paid within the grace period, all coverage under the Policy and this Rider will cease at the end of the 61-day period. Notice of such Premium due will be mailed to the last known address of the Owner and any assignee of record at least 31 days prior to the date coverage will cease and will not be mailed before the start of the grace period. If the Insured dies during the grace period, any cost of insurance charges due and unpaid will be deducted from the Death Benefit proceeds through to the end of the month in which the death occurred.

  Reinstatement: If the Policy  is reinstated, subject to the terms and conditions under the “Reinstatement” provision of this Policy, the Company will also reinstate this Rider if the Company receives proof, satisfactory to the Company, that the Insured is still insurable at the same rates.

  Termination: This Rider will terminate upon the earliest of:
  Request by the Owner;
  The date the Policy is surrendered or coverage has ceased; or
  The death of the Insured.

Signed for the Company and made part of the Policy as of the Policy Date.

/s/ Steve M. Callaway

Steve M. Callaway
Secretary